May 11, 2023

BY EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
Office of Technology

100 F Street, NE
Washington, DC 20549

Re:	Rubicon Technologies, Inc.

Amendment No. 2 to Registration Statement on Form S-1

Filed May 2, 2023

File No. 333-269646

Ladies and Gentlemen:

On behalf of our client, Rubicon Technologies, Inc. (the “Company”), we are writing to submit the Company’s response to the comments of the staff (the “Staff”) of the Division of Corporation Finance of the United States Securities and Exchange Commission (the “Commission”) set forth in its letter, dated May 4, 2023, relating to the Company’s Registration Statement on Form S-1 filed via EDGAR on May 2, 2023.

The Company is concurrently filing via EDGAR Amendment No. 3 to the Form S-1 (the “Amendment No. 3”), which reflects the Company’s response to the comments received by the Staff and certain updated information.

We have set forth below the comments in the Staff’s letter, in bold, and the Company’s responses thereto.

Risk Factors

There can be no assurance that we will continue to comply with the continued listing standards of NYSE, page 37

1.	Please update this risk factor disclosure to discuss the March 28, 2023 notice you received from the NYSE that you were not in compliance with the minimum shares price requirement for continued listing.

Response: The Company acknowledges the Staff’s comment and has revised page 38 of Amendment No. 3 to address the Staff’s comment.

Selling Securityholders, page 102

2.	You disclose in the selling securityholder table on page 102 that Palantir Technologies Inc. is offering up to 8,940,302 shares of Class A common stock. This is inconsistent with your disclosure on the prospectus cover page and elsewhere that Palantir Technologies Inc. is offering 5,440,302 shares of Class A common stock. These additional shares would also result in the offer of more shares that have been registered. Please advise and revise as appropriate.

Response: The Company acknowledges the Staff’s comment and has revised the page 103 of Amendment No. 3 to address the Staff’s comment.

* * * * * * *

3.	In response to prior comment 2, you did not recalculate the maximum amount you could receive from selling 31,810,075 Class A shares under the SEPA based upon the most recent share price. In addition, you included the 200,000 shares issued to the Yorkville Investor as a commitment fee. Please revise.

Response: The Company acknowledges the Staff’s comment and has revised the cover page and pages (v) and 110 of Amendment No. 3 to address the Staff’s comment.

4.	Your disclosure about the Chico PIPE Agreements is inconsistent on whether the shares have already been issued or are issuable to the Chico Investors. The legality opinion filed as Exhibit 5.1 indicates that these shares have not been issued. Please advise and revise so that it is clear if and when the shares have been or will be issued. In addition, you disclose throughout the registration statement that the shares were issued pursuant to the Chico PIPE Agreements “in exchange for a purchase price, as defined therein.” Please disclose the purchase price for the shares issued to the Chico Investors. Refer to Items 404 and 701 of Regulation S-K.

Response: The Company acknowledges the Staff’s comment and has revised the cover page, page 9, and page 138 of Amendment No. 3 to address the Staff’s comment.

5.	Please disclose the amount of consideration the company received for the 5,440,302 Class A shares issued to Palantir Technologies Inc.

Response: The Company acknowledges the Staff’s comment and has revised pages (viii), 10, and II-2 of Amendment No. 3 to address the Staff’s comment.

If you have any questions, please feel free to contact me at (713) 651-2678. Thank you for your cooperation and prompt attention to this matter.

Sincerely,

/s/ Michael J. Blankenship

Michael J. Blankenship

cc:	Philip Rodoni, Chief Executive Officer, Rubicon Technologies, Inc.